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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                               HICKORY TECH CORPORATION
                (Exact name of registrant as specified in its charter)

                   MINNESOTA                               41-1524393
              (State of incorporation                    (IRS Employer
                  or organization)                     Identification No.)


              221 EAST HICKORY STREET
                 P.O. BOX 3248
                  MANKATO, MN                                   56002-3248
         (Address of principal executive offices)               (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the
following box.   / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.   / /


Securities to be registered pursuant to Section 12(b) of the Act:

                                    Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                           PREFERRED SHARE PURCHASE RIGHTS
                                   (Title of class)


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Item 1.  Description of Registrant's Securities to be Registered

              On February 25, 1999, the Board of Directors of Hickory Tech
Corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") per share for each outstanding share of Common Stock, no par value per share (a "Common Share"), of the Company. The dividend is payable to shareholders of record on March 12, 1999 (the "Record Date").

              Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred
Stock, no par value per share (a "Preferred Share"), of the Company at a price of $65.00 per one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of February 25, 1999, between the Company and Norwest Bank Minnesota, National Association, as Rights
Agent.

              Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares, and a distribution date (a "Distribution Date") for the Rights will occur, upon the earlier of: (i) the first date of public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares (other than as a result of a Permitted Offer)) and
(ii) the close of business on the 10th day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming an Acquiring Person.

              A "Permitted Offer" is a tender offer or an exchange offer for all outstanding Common Shares of the Company determined by the Board of Directors of the Company, after receiving such advice as it deems necessary and giving due consideration to all relevant factors, to be in the best interests of the Company and its shareholders.

              Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

              As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.


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              The Rights are not exercisable until the Distribution Date.  The
Rights will expire on March 12, 2009, unless extended or earlier redeemed or exchanged by the Company as described below.  No fraction of a Preferred Share
(other than fractions in integral multiples of one one-hundredth of a share)
will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise.

              The Purchase Price payable and the number of Preferred Shares issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) of this paragraph). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

              The number of outstanding Rights and the number of Preferred
Shares issuable upon exercise of the Rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

              Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share.
Each Preferred Share will have 100 votes, voting together with the Common
Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These Preferred Share rights are subject to adjustment in the event of a stock dividend on the Common
Shares or a subdivision, combination or consolidation of the Common Shares.

              In the event any person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) shall thereafter have a right to receive, upon exercise thereof at the then current aggregate exercise price, in lieu of Preferred Shares, such number of Common Shares of the Company having a current aggregate market price equal to twice the current aggregate exercise price. In the event that at any time after there is an Acquiring Person the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold, holders of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise thereof at the then current aggregate exercise price, such number of


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common shares of the acquiring company (or, in certain cases, one of its affiliates) having a current aggregate market price equal to twice the current aggregate exercise price.

              At any time after a person becomes an Acquiring Person (subject to certain exceptions), and prior to the acquisition by a Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange all or part of the Rights for Common Shares at an exchange ratio of one
Common Share per right, subject to adjustment.

              At any time before a person has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

              This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.


Item 2.       Exhibits

       1.     Rights Agreement, dated as of February 25, 1999 between the
              Company and Norwest Bank Minnesota, National Association, which includes as Exhibit B thereto the form of Right Certificate.


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SIGNATURE

                   Pursuant to the requirements of Section 12 of the Securities
              Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

              Date:     March 9, 1999

                                            HICKORY TECH CORPORATION

                                            By   /s/ Robert D. Alton, Jr.
                                                 ------------------------
                                                 Robert D. Alton, Jr.
                                                 Chief Executive Officer

                                            By   /s/ David A. Christensen
                                                 ------------------------
                                                 David A. Christensen
                                                 Chief Financial Officer















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                                   EXHIBIT INDEX

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              Exhibit
              Number        Description of Exhibit                                Page Number
              ------        ----------------------                                -----------

                1           Rights Agreement, dated February 25, 1999,                 7
                            between Hickory Tech Corporation and Norwest
                            Bank Minnesota, National Association, as Rights
                            Agent.









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